Exhibit 99.2

Brightview HOLDINGS, INC.

INDUCEMENT RESTRICTED STOCK UNIT GRANT

THIS INDUCEMENT RESTRICTED STOCK UNIT GRANT (this “Agreement”), is made effective as of the date set forth on the Company signature page (the “Signature Page”) attached hereto (the “Date of Grant”), by and between BrightView Holdings, Inc., a Delaware corporation (together with its successors and assigns, the “Company”), and the participant identified on the Signature Page attached hereto (“Participant”).

R E C I T A L S:

WHEREAS, the Company has adopted the BrightView Holdings, Inc. 2023 Employment Inducement Incentive Award Plan, as amended (the “Plan”), the terms of which Plan are incorporated herein by reference and made a part of this Agreement, and capitalized terms not otherwise defined herein shall have the same meaning as in the Plan; and

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.            Restricted Stock Units.

(a)           Subject to the terms and conditions of the Plan and the additional terms and conditions set forth in this Agreement and effective as of the Date of Grant, the Company hereby grants the number of Restricted Stock Units set forth on the Signature Page hereto (the “RSU Award”).

(b)           The RSU Award is intended to constitute an “inducement grant” under the Inducement Listing Rule, and consequently is intended to be exempt from the Inducement Listing Rule regarding stockholder approval for equity-compensation plans. This Agreement shall be interpreted in accordance and consistent with such exemption under the Inducement Listing Rule.

(c)           The RSU Award shall vest and become nonforfeitable in accordance with Schedule I and the Appendix: Vesting Schedule attached hereto.

(d)           If Participant’s employment with the Company Group is terminated at any time, all unvested Restricted Stock Units shall automatically and immediately be forfeited and canceled (after giving effect to any acceleration of vesting or other terms set forth in Schedule I attached hereto).

2.            Settlement of Restricted Stock Units.

(a)           Any Restricted Stock Unit which has become vested in accordance with this Agreement shall be settled as soon as reasonably practicable following the vesting of such Restricted Stock Unit (and, in any event, no later than the date which is two and one-half (2-1/2) months following the end of the calendar year in which the Restricted Stock Unit vested, or such earlier date as may be required for compliance with Section 409A of the Code).

(b)           Upon the settlement of a vested Restricted Stock Unit, the Company shall pay to Participant an amount equal to one share of Common Stock (a “Share”). As determined by the Committee, the Company shall pay such amount in (x) cash, (y) Shares or (z) any combination thereof. Any fractional Shares may be settled in cash.

(c)           Notwithstanding anything in this Agreement to the contrary, the Company shall not have any obligation to issue or transfer any Shares as contemplated by this Agreement unless and until such issuance or transfer complies with all relevant provisions of law. As a condition to the settlement of any portion of the RSU Award evidenced by this Agreement, Participant may be required to deliver certain documentation to the Company.

3.            Restrictive Covenants.

(a)           Restrictive Covenants. Participant acknowledges and recognizes the highly competitive nature of the businesses of the Company Group, that Participant will be allowed access to confidential and proprietary information (including, but not limited to, trade secrets) about those businesses, as well as access to the prospective and actual customers, suppliers, investors, clients and partners involved in those businesses and the goodwill associated with the Company Group and accordingly agrees, in Participant’s capacity as an investor and equity holder in the Company, to the provisions of Appendix A to this Agreement (the “Restrictive Covenants”). Participant acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the Restrictive Covenants would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Participant agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to forfeit without payment any outstanding Shares subject to this Agreement and otherwise cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. For the avoidance of doubt, the Restrictive Covenants contained in this Agreement are in addition to, and not in lieu of, any other restrictive covenants or similar covenants or agreements between Participant and the Company Group. For purposes of this Agreement, “Restrictive Covenant Violation” shall include Participant’s breach of any of the Restrictive Covenants or any similar provision applicable to Participant.

(b)           Repayment of Proceeds. If a Restrictive Covenant Violation occurs, Participant shall be required, in addition to any other remedy available (on a non-exclusive basis), to pay to the Company, within ten (10) business days of the Company’s request to Participant therefor, an amount equal to the aggregate after-tax proceeds (taking into account all amounts of tax that would be recoverable upon a claim of loss for payment of such proceeds in the year of repayment) Participant received either in cash in respect of the settlement of Restricted Stock Units, or upon the sale or other disposition of, or dividends or distributions in respect of, Shares received upon the settlement of Restricted Stock Units.

4.            Book Entry; Certificates. Upon the settlement of any portion of the RSU Award in Shares pursuant to this Agreement, the Company shall recognize Participant’s ownership of such Shares through uncertificated book entry. If elected by the Company, certificates evidencing the Shares may be issued by the Company and any such certificates shall be registered in Participant’s name on the stock transfer books of the Company promptly after the date hereof, but shall remain in the physical custody of the Company or its designee at all times prior to the later of (a) the settlement of any portion of the RSU Award pursuant to this Agreement and (b) the expiration of any transfer restrictions set forth in this Agreement or otherwise applicable to the Shares. As soon as practicable following such time, any certificates for the Shares shall be delivered to Participant or to Participant’s legal guardian or representative along with the stock powers relating thereto. However, the Company shall not be liable to Participant for damages relating to any delays in issuing the certificates (if any) to Participant, any loss by Participant of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves.

5.            Legend. To the extent applicable, all book entries (or certificates, if any) representing the Shares delivered to Participant as contemplated by Section 4 above shall be subject to the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable Federal or state laws, and the Company may cause notations to be made next to the book entries (or a legend or legends put on certificates, if any) to make appropriate reference to such restrictions. Any such book entry notations (or legends on certificates, if any) shall include a description to the effect of the restrictions set forth in Sections 1 and 7 hereof.

6.            No Right to Continued Employment or Service. Neither the Plan nor this Agreement nor Participant’s receipt of the Restricted Stock Units hereunder shall impose any obligation on the Company or any Affiliate to continue the employment or engagement of Participant. Further, the Company or any Affiliate (as applicable) may at any time terminate the employment or engagement of Participant, free from any liability or claim under the Plan or this Agreement, except as otherwise expressly provided herein.

7.            Assignment Restrictions.

(a)           The Restricted Stock Units may not be Assigned and any such purported Assignment shall be void and unenforceable against the Company or any Affiliate; provided, that the designation of a beneficiary shall not constitute an Assignment.

(b)           “Assign” or “Assignment” shall mean (in either the noun or the verb form, including with respect to the verb form, all conjugations thereof within their correlative meanings) with respect to any security, the gift, sale, assignment, transfer, pledge, hypothecation or other disposition (whether for or without consideration, whether directly or indirectly, and whether voluntary, involuntary or by operation of law) of such security or any interest therein.

8.            Withholding. Participant may be required to pay to the Company or any Affiliate and the Company shall have the right and is hereby authorized to withhold, any applicable withholding taxes in respect of the Restricted Stock Units, their vesting or settlement or any payment or transfer with respect to the Restricted Stock Units at the minimum applicable statutory rates, and to take such action as may be necessary in the opinion of the Committee to satisfy all obligations for the payment of such withholding taxes. The Committee may, in its sole discretion, permit Participant to satisfy such withholding tax obligations, in whole or in part, by delivering Shares, including Shares received upon settlement of Restricted Stock Units pursuant to this Agreement.

9.            Securities Laws; Cooperation. Upon the vesting of any unvested Restricted Stock Units, Participant will make or enter into such written representations, warranties and agreements as the Committee may reasonably request in order to comply with applicable securities laws, the Plan or this Agreement. Participant further agrees to cooperate with the Company in taking any action reasonably necessary or advisable to consummate the transactions contemplated by this Agreement.

10.            Notices. Any notice necessary under this Agreement shall be addressed to the Company in care of its Secretary at the principal executive office of the Company and to Participant at the address appearing in the personnel records of the Company for such Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.

11.            Choice of Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof. Any suit, action or proceeding with respect to this Agreement (or any provision incorporated by reference), or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Delaware or the State of New York, and each of Participant, the Company, and any transferees who hold Restricted Stock Units pursuant to a valid Assignment, hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding, or judgment. Each of Participant, the Company, and any transferees who hold Restricted Stock Units pursuant to a valid Assignment hereby irrevocably waives (a) any objections which it may now or hereafter have to the laying of the venue of any suit, action, or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Delaware or the State of New York, (b) any claim that any such suit, action, or proceeding brought in any such court has been brought in any inconvenient forum and (c) any right to a jury trial.

12.            Restricted Stock Units Subject to Plan; Amendment. By entering into this Agreement, Participant agrees and acknowledges that Participant has received and read a copy of the Plan. The Restricted Stock Units granted hereunder are subject to the Plan. The terms and provisions of the Plan, as it may be amended from time to time, are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate this Agreement, but no such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination shall materially adversely affect the rights of Participant hereunder without the consent of Participant.

13.            Section 409A. This Agreement is intended to be exempt from or otherwise comply with the provisions of Section 409A of the Code and should be interpreted accordingly. Nonetheless, the Company does not guarantee the tax treatment of the Restricted Stock Units.

14.            Electronic Delivery and Acceptance. This Agreement may be executed electronically and in counterparts. The Company may, in its sole discretion, decide to deliver any documents related to the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

15.            Acceptance and Agreement by Participant; Forfeiture upon Failure to Accept. The grant of Restricted Stock Units hereunder will lapse ninety (90) days from the Date of Grant, and the RSU Award granted hereunder will be forfeited on such date if Participant has not accepted this Agreement by such date. For the avoidance of doubt, Participant’s failure to accept this Agreement will not affect Participant’s continuing obligations under any other agreement between the Company and Participant.

16.            No Advice Regarding Grant. Notwithstanding anything herein to the contrary, Participant acknowledges and agrees that the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan or Participant’s acquisition or sale of the underlying Shares received upon settlement of the Restricted Stock Units. Participant is hereby advised to consult with their own personal tax, legal and financial advisors regarding their participation in the Plan before taking any action related to the Plan.

17.            Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, and on any Shares received upon settlement of Restricted Stock Units under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

18.            Waiver. Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement will not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by Participant or any other participant in the Plan.

[Signatures on next page.]

IN WITNESS WHEREOF, Participant acknowledges and accepts the terms of this Agreement which shall be effective as of the date set forth below and countersignature by the Company.

PARTICIPANT

Name:
Dated:

Signature Page to Agreement

Agreement acknowledged and confirmed:

BrightView Holdings, Inc.

By:
Name:
Title:

EQUITY SCHEDULE

Name:

Date of Grant:

Number of Restricted Stock Units Granted:

Signature Page to Agreement

SCHEDULE I

Vesting Terms

1.            Vesting Conditioned on Continued Employment. Except as provided by Section 2, Section 3 or Section 4 of this Schedule I, the RSU Award granted hereunder will vest with respect to that number of such Restricted Stock Units as is set forth on Appendix: Vesting Schedule attached hereto next to the date set forth on such Appendix on which such Restricted Stock Units vest, subject to Participant’s continuous employment with or provision of services to the Company Group through each such date.

2.            Exception for Death or Disability. Notwithstanding the provisions of Section 1 of this Schedule I to the contrary, if Participant’s employment or service with the Company Group is terminated due to Participant’s death or Participant incurs a Disability, Participant will become vested on the date of such death or Disability in the number of Restricted Stock Units, if any, that would have become vested on the next scheduled vesting date following the date of such death or Disability.

3.            Exception for Retirement. Notwithstanding the provisions of Section 1 of this Schedule I to the contrary, if Participant’s employment or service with the Company Group terminates due Participant’s Retirement, then the unvested portion of the RSU Award shall continue to vest in accordance with the vesting schedule set forth on Appendix: Vesting Schedule (as if Participant had not ceased providing services to the Company), subject to the provisions of this Section 3. In order to be eligible for the additional vesting provided by this Section 3, Participant must (i) give the Company at least six (6) months advance written notice of intent to retire, (ii) remain continuously employed with or provided services to the Company Group for at least six (6) months following the Date of Grant and be in good standing with the Company on the date of termination of employment, (iii) comply with all applicable post-employment covenants, including the Restrictive Covenants set forth in this Agreement, and (iv) if requested by the Company, provide the Company with a release of claims in such form as required by the Company in its discretion. For the avoidance of doubt, Restricted Stock Units that become vested under this Section 3 shall be settled as soon as reasonably practicable following each applicable vesting date (and, in any event, no later than the later of (i) the end of the calendar year in which such vesting date occurs or (ii) the 15th day of the 3rd calendar month following the calendar month in which such vesting date occurs).

4.            Exception for a Change in Control. Notwithstanding the provisions of Section 1 of this Schedule I to the contrary, in the event of a Change in Control prior to the RSU Award becoming fully vested, any unvested Restricted Stock Units will vest in accordance with this Section 4, subject to Participant’s continued employment or service with the Company Group through the Change in Control Date:

(a)           To the extent the Restricted Stock Units are assumed, converted or replaced by the resulting entity in the Change in Control, if within two (2) years after the Change in Control Date Participant’s service with the Company Group or its successor is terminated either (A) by the Company other than for Cause or (B) by Participant for Good Reason, the unvested portion of the RSU Award will fully vest as of the date of such termination of service.

(b)           To the extent the Restricted Stock Units are not assumed, converted or replaced by the resulting entity in the Change in Control, the unvested portion of the RSU Award will fully vest immediately prior to the Change in Control Date.

5.            Definitions. For purposes of this Schedule I, the following terms shall have the following meanings:

(a)           “Change in Control Date” shall mean the date that a Change in Control is consummated.

Schedule I-1

(b)           “Disability” means an event which results in Participant (i) being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company Group.

(c)           “Good Reason” shall be defined as that term is defined in Participant’s offer letter or other applicable employment agreement; or, if there is no such definition, “Good Reason” shall mean the occurrence of any of the following events or conditions, unless Participant has expressly consented in writing thereto: (i) a material reduction in Participant’s base salary or target annual bonus opportunity; (ii) a material reduction of Participant’s duties and responsibilities; or (iii) the Company provides Participant with notice that Participant’s principal office location is or will be moved to a location more than fifty (50) miles from Participant’s principal office location immediately before such notice, other than to a location that is within the greater Philadelphia metropolitan area. Notwithstanding the foregoing, Participant shall not have Good Reason for termination unless Participant gives written notice of termination for Good Reason within sixty (60) days after the event giving rise to Good Reason occurs and the Company does not correct the action or failure to act that constitutes the grounds for Good Reason, as set forth in Participant’s notice of termination, within thirty (30) days after the date on which Participant gives written notice of termination.

(d)           “Retirement” shall mean a Participant’s termination of employment or service with the Company Group, other than due to death or Disability and other than by action of the Company for Cause, provided that as of Participant’s date of termination of employment Participant (i) is at least age sixty (60), and (ii) has at least sixty-five (65) Retirement Points.

(e)           “Retirement Points” shall mean, for a Participant, the total of Participant’s age as of Participant’s most recent birthday and Years of Service.

(f)            “Years of Service” shall mean, for a Participant, Participant’s whole years of service with the Company Group, as determined by the Company in its sole discretion. Years of Service shall be determined based on Participant’s most recent hire date with the Company Group and shall not take into account prior periods of service. Years of Service may include periods of service with an acquired company to the extent determined by the Company.

Schedule I-2

APPENDIX: VESTING SCHEDULE

Date	Quantity

Appendix: Vesting Schedule-1

APPENDIX A

Restrictive Covenants

6.            Generally. If Participant’s final place of employment is in the State of California, the covenants contained in Section 2(a)(i) and 2(a)(ii)(A) below will not apply.

7.            Non-Competition; Non-Solicitation.

(a)            Participant acknowledges and recognizes the highly competitive nature of the businesses of the Company and its Subsidiaries and accordingly agrees as follows:

(i)            Non-Compete. For the period of one (1) year after the date on which Participant’s employment or service to the Company Group (as defined below) is terminated for any reason, Participant shall not, within the Geographic Area (as defined below), directly or indirectly own, manage, operate, finance, or be connected as an officer, director, employee, partner, agent or consultant with any business or enterprise which, directly or through an affiliated subsidiary organization, provides services or performs any business activities that are competitive with the business, activities, products or services of the type conducted, authorized, offered, or provided by the Company or any of its direct or indirect Subsidiaries (collectively, the “Company Group”) as of the date of such termination, or with respect to which the Company Group has spent significant time or resources analyzing for the purposes of assessing expansion opportunities by the Company Group, during the twenty-four (24) month period prior to the date of termination (a “Competitive Business”). For purposes of this Agreement, the term “Geographic Area” means any state in which any member of the Company Group is maintaining a business office as of the date on which Participant’s employment or service is terminated.

(ii)            Non-Solicit. For the period of one (1) year after the date on which Participant’s employment or service to the Company Group is terminated for any reason, Participant will not, either directly or indirectly:

(A)            call on or solicit any person, firm, corporation or other entity who or which at the time of such termination was, or within one year prior thereto had been, a customer or provider of the Company Group within the Geographic Area in connection with any of the business activities referred to above; or

(B)            solicit the employment of any person who was employed by the Company Group on a full or part time basis as of the date of such termination unless such person was involuntarily discharged or voluntarily left their employment relationship prior to Participant’s termination of employment.

(iii)            Remedies. Participant acknowledges that the provisions set forth in this Appendix A are reasonable and necessary to protect the legitimate interests of the Company or its direct or indirect Subsidiaries, and that a violation of any of those provisions will cause irreparable harm to the Company Group. Participant acknowledges that any member of the Company Group may seek injunctive relief for Participant’s violation of such provisions. Participant represents that Participant’s experience and capabilities are such that the provisions contained in this Appendix A will not prevent Participant from obtaining employment or otherwise earning a living at the same general level of economic benefit as earned with the Company Group. In the event that any of the provisions of this Agreement should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then the affected provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law.

Appendix A-1

(iv)            Assignment. The rights and protections of the Company hereunder shall extend and may be assigned to any successors of any member of the Company Group.

(v)            Similar Provisions. Participant acknowledges that any other agreement between Participant and the Company or its direct or indirect Subsidiaries that contains restrictive covenants shall not be superseded by this Agreement, shall remain in full force and effect in accordance with its terms, and such restrictive covenants shall be in addition to, and not superseded by, the provisions of this Appendix A to the extent the provisions of this Appendix A are applicable to Participant.

Appendix A-2